DB

02018124

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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SEC FILE NUMBER
~~8-015001~~ 8-15001

Annual Audited Report
Form X-17A-5
Part III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2000 **AND ENDING** December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

50 Front Street

Memphis, Tennessee 38103

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Weller — 901/524/4100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Ernst & Young LLP
(Name –*if individual, state last, first, middle name*)

2400 One Commerce Square	Memphis,	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

_X_ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions.

For Official Use Only

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a Statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a -5(e)(2).***

ERNST & YOUNG

Ernst & Young LLP
2400 One Commerce Square
Memphis, Tennessee 38103

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the financial statements of Morgan Keegan & Company, Inc. and Subsidiaries (the "Company") for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC,
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002

Oath or Affirmation

I, Joseph C. Weller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of and for the periods ended December 31, 2001 and March 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report contains (check all applicable boxes):**

X (a) **Facing page.**
X (b) **Statement of Financial Condition.**
X (c) **Statement of Income (Loss).**
X (d) **Statement of Cash Flows.**
X (e) **Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
__ (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors.** (Footnote disclosure).
X (g) **Computation of Net capital.**
X (h) **Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3.**
X (i) **Information Relating to the Possession or control Requirements under Rule 15c3-3.**
__ (j) **A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
__ (k) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
X (l) **An Oath or Affirmation.**
__ (m) **A copy of the SPIC Supplemental Report.**
__ (n) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous a**
X (o) **Report of Independent Auditors on Internal Control** (Separately bound).

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Morgan Keegan & Company, Inc. at and for the periods ended December 31, 2001 and March 31, 2001, are true and correct. Based upon information available to the undersigned, neither the Company nor any officer or director thereof has any proprietary interest in any account classified solely as that of a customer. The financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc. and other regulatory agencies.

Signature

Chief Financial Officer

Title

Signature

Chief Executive Officer

Title

Linda J. Harwood

Notary Public

Morgan Keegan & Company, Inc. and Subsidiaries

Audited Consolidated Financial Statements
and Supplementary Information

For the periods ended December 31, 2001 and March 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
2400 One Commerce Square
Memphis, Tennessee 38103

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statements of financial condition of Morgan Keegan & Company, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Regions Financial Corporation, as of December 31, 2001 and March 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and March 31, 2001, and the consolidated results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31, 2001	March 31, 2001
Assets		
Cash	**$ 19,403,436**	$ 18,827,269
Securities segregated for regulatory purposes, at fair value	**497,200,000**	542,000,000
Deposits with clearing organizations and others	**10,164,565**	8,293,450
Receivable from brokers, dealers and clearing organizations	**105,055,378**	40,056,909
Receivable from customers	**523,941,040**	523,118,188
Securities purchased under agreements to resell	**84,231,470**	120,381,623
Securities owned, at fair value	**741,896,051**	581,389,225
Memberships in exchanges, at cost (fair value: $7,200,500 and $7,197,000, respectively)	**2,460,229**	2,410,739
Furniture, equipment and leasehold improvements (less allowances for depreciation and amortization of $16,835,415 and $12,518,161, respectively)	**18,994,337**	18,809,759
Other assets	**78,669,651**	68,867,621
Total assets	**$ 2,082,016,157**	$ 1,924,154,783
Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings	**$ 151,300,000**	$ 182,100,000
Due to Parent and affiliate	**219,879,041**	-
Due to Morgan Keegan, Inc.	**-**	47,680,360
Payable to brokers, dealers and clearing organizations	**82,096,548**	39,009,300
Payable to customers	**932,780,791**	1,065,069,167
Customer drafts payable	**29,355,716**	23,074,856
Securities sold under agreements to repurchase	**137,609,782**	132,923,141
Securities sold, not yet purchased, at fair value	**83,392,040**	99,149,687
Other liabilities	**106,634,773**	69,188,957
Total liabilities	**1,743,048,691**	1,658,195,468
Stockholder's equity:		
Common stock, par value $.625 per share:		
Authorized shares 100,000,000		
Issued and outstanding shares 29,404,234	**18,377,647**	18,377,647
Paid-in capital	**35,514,173**	–
Retained earnings	**285,075,646**	247,581,668
Total stockholder's equity	**338,967,466**	265,959,315
Total liabilities and stockholder's equity	**$ 2,082,016,157**	$ 1,924,154,783

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Income

	April 1, 2001 to December 31, 2001	August 1, 2000 to March 31, 2001
Revenues		
Commissions	**$ 98,106,892**	$ 85,429,701
Principal transactions	**171,931,849**	126,294,288
Investment banking	**48,574,715**	31,516,808
Interest	**55,776,016**	74,912,216
Investment management fees	**26,758,852**	17,482,705
Other	**6,053,561**	4,476,127
	407,201,885	340,111,845
Expenses		
Compensation and benefits	**237,842,160**	184,064,104
Floor brokerage and clearance	**4,664,506**	7,448,325
Communications	**24,180,515**	19,245,194
Travel and promotional	**8,964,807**	11,923,668
Occupancy and equipment	**20,775,967**	17,122,863
Interest	**34,548,326**	59,459,405
Taxes, other than income taxes	**9,686,600**	10,459,760
Other operating expenses	**7,616,963**	11,921,937
	348,279,844	321,645,256
Income before income taxes	**58,922,041**	18,466,589
Income tax expense	**21,428,063**	7,164,800
Net income	**$ 37,493,978**	$ 11,301,789

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at August 1, 2000	29,166,201	$18,228,876	$ 752,654	$244,711,975	$263,693,505
Issuance of common stock	708,334	442,709	4,602,619		5,045,328
Dividends paid				(5,135,578)	(5,135,578)
Repurchase and retirement of common stock	(470,301)	(293,938)	(8,955,273)	(3,296,518)	(12,545,729)
Net income				11,301,789	11,301,789
Amortization of restricted stock			3,600,000		3,600,000
Balance at March 31, 2001	29,404,234	18,377,647	–	247,581,668	265,959,315
Merger with Regions Investment Co. Inc. on April 13, 2001			**34,164,173**		**34,164,173**
Net income				**37,493,978**	**37,493,978**
Amortization of restricted stock			**1,350,000**		**1,350,000**
Balance at December 31, 2001	**29,404,234**	**$18,377,647**	**$35,514,173**	**$285,075,646**	**$338,967,466**

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	April 1, 2001 to December 31, 2001	August 1, 2000 to March 31, 2001
Cash flows from operating activities		
Net income	**$ 37,493,978**	$ 11,301,789
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	**4,309,799**	3,848,755
Deferred income taxes	**300,000**	(3,000,000)
Amortization of restricted stock	**1,350,000**	3,600,000
	43,453,777	15,750,544
(Increase) decrease in operating assets:		
Securities segregated for regulatory purposes, at fair value	**44,800,000**	(371,400,000)
Deposits with clearing organizations and others	**(1,654,990)**	3,023,036
Receivable from brokers, dealers and clearing organizations	**(64,998,469)**	(26,396,701)
Receivable from customers	**42,961,718**	189,974,615
Securities owned, at fair value	**(160,506,826)**	(229,326,870)
Other assets	**(10,102,030)**	(12,767,920)
(Decrease) increase in operating liabilities:		
Payable to brokers, dealers and clearing organizations	**43,087,248**	20,241,266
Payable to customers	**(149,671,134)**	235,552,048
Customer drafts payable	**6,280,860**	5,322,654
Securities sold, not yet purchased, at fair value	**(15,757,647)**	(31,701,390)
Other liabilities	**36,181,640**	(17,271,604)
	(229,379,630)	(234,750,866)
Net cash used in operating activities	**(185,925,853)**	(219,000,322)

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Cash Flows (continued)

	April 1, 2001 to December 31, 2001	**August 1, 2000 to March 31, 2001**
Cash flows from financing activities		
Short-term borrowings	**$(30,800,000)**	$101,700,000
Due to Parent and affiliate	**219,879,041**	–
Due to Morgan Keegan, Inc.	**(47,680,360)**	21,157,908
Issuance of common stock	–	5,045,328
Repurchase of common stock	–	(12,545,729)
Dividends paid	–	(5,135,578)
Securities purchased under agreements to resell	**36,150,153**	190,553,343
Securities sold under agreements to repurchase	**4,686,641**	(74,564,964)
Cash received in merger with Regions Investment Co., Inc.	**6,809,697**	–
Net cash provided by financing activities	**189,045,172**	226,210,308
Cash flows from investing activities		
Payments for furniture, equipment and leasehold improvements	**(2,543,152)**	(6,409,995)
Net cash used in investing activities	**(2,543,152)**	(6,409,995)
Net increase in cash	**576,167**	799,991
Cash at beginning of period	**18,827,269**	18,027,278
Cash at end of period	**$ 19,403,436**	$ 18,827,269

Supplemental disclosure of non-cash activities: In connection with the merger with Regions Investment Co., Inc., the Company obtained deposits with clearing organizations and others of $216,125; receivables from customers of $43,784,570; furniture, equipment and leasehold improvements of $1,951,225 (less allowance for depreciation of $1,928,998); other assets of $49,490; payables to customers of $17,382,758 and other liabilities of $1,264,176.

Income tax payments totaled approximately $16,197,373 and $9,116,350 during the periods ended December 31, 2001 and March 31, 2001, respectively. Interest payments totaled approximately $34,428,252 and $59,420,346 during the periods ended December 31, 2001 and March 31, 2001, respectively.

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001 and March 31, 2001

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiaries (the Company) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business that of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition the company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other principal exchanges.

Regions Financial Corporation acquired Morgan Keegan, Inc. on March 31, 2001. The Company's prior fiscal year ended July 31, 2000, and the accompanying consolidated financial statements reflect the financial condition and operating results of the Company as of and for the eight month period ended March 31, 2001, and the nine month period ended December 31, 2001. The accompanying consolidated financial statements include the activity of Regions Investment Co., Inc. from April 13, 2001, the date of its merger into the Company (see Note 3).

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. Fair value is generally based on published market prices.

Securities Transactions

Securities transactions and related commission revenue and expense are presented on a trade date basis.

2. Significant Accounting Policies (continued)

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities-borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

2. Significant Accounting Policies (continued)

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Receivable from Customers

Receivable from customers includes amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivable from customers, are not included in the financial statements.

Restricted Stock

Amortization of restricted stock is provided on the straight-line basis over the life of the restriction period, which is generally five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Merger with Regions Financial Corporation

Effective March 31, 2001, Regions acquired 100% of the outstanding shares of Morgan Keegan, Inc. for a combination of cash and Regions stock valued at approximately $784 million (the Merger). At the time of the Merger, the substantial majority of Morgan Keegan, Inc.'s assets consisted of its ownership interest in the Company. The acquisition of Morgan Keegan, Inc. by Regions was accounted for as a purchase, and the resulting purchase accounting adjustments, primarily goodwill, were recorded at the Parent level.

Effective April 13, 2001, Regions' broker-dealer subsidiary, Regions Investment Co., Inc. (RICI) was merged with and into the Company. This transaction was accounted for as a combination of entities under common control, a manner similar to a pooling of interests. RICI's operating results are included in the Company's results from April 13, 2001, and no previous periods have been restated. At April 13, 2001, RICI contributed total assets of $52,811,107 and total liabilities of $18,646,934 to the Company's respective consolidated totals.

As a result of the Merger, the Company changed its fiscal year end from July 31 to December 31.

4. Due to Parent and Affiliate and Short Term Borrowings

At December 31, 2001 the Company had an unsecured line of credit of $205,000,000 with the Parent, the entire amount of which was outstanding. There was no compensating balance associated with this line of credit, and there is no expiration. This line bears interest at the federal funds rate plus 50 basis points.

Amounts due to affiliate represent payables to another subsidiary of the Parent arising in the normal course of business and are $14,879,041 at December 31, 2001.

At December 31, 2001 and March 31, 2001, the Company had total lines of credit with other financial institutions of $305,000,000, with expirations prior to December 31, 2002, under which $130,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There was $151,300,000 outstanding against these lines of credit at December 31, 2001, and $182,100,000 outstanding at March 31, 2001. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates tied to the federal funds rate. Interest rates on outstanding balances at December 31, 2001 ranged from 1.63% to 2.70%.

4. Due to Parent and Affiliate and Short Term Borrowings (continued)

At March 31, 2001, the Company had borrowings of $47,680,360 under a loan agreement with Morgan Keegan Inc., it's parent prior to the Merger. At the time of the Merger, this amount was repaid.

5. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2001, March 31, 2001, or at any time during the year.

6. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading purposes consist of the following, at fair value:

	December 31, 2001	**March 31, 2001**
U.S. government obligations	**$355,346,394**	$390,596,456
State and municipal obligations	**329,312,994**	138,672,072
Corporate bonds	**49,762,652**	48,593,426
Bankers' acceptances	**4,141,920**	874,237
Stocks	**3,332,091**	2,653,034
	$741,896,051	$581,389,225

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at a fair value of $4,699,000 at December 31, 2001, and March 31, 2001, as determined by management of the Company.

Deposits with clearing organizations and others consist of cash and U.S. Government obligations with a total fair value of $10,164,565 and $8,293,450 at December 31, 2001 and March 31, 2001, respectively.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $497,200,000 and $542,000,000 at December 31, 2001, and March 31, 2001, respectively. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under capitalized rule 15c 3-3of the Securities and Exchange Commission.

6. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased at fair value consist of the following:

	December 31, 2001	March 31, 2001
U.S. government obligations	**$73,920,267**	$ 94,056,305
State and municipal obligations	**412,903**	–
Corporate bonds	**6,533,827**	2,499,686
Bankers' acceptances	**477,526**	–
Stocks	**2,047,517**	2,593,696
	$83,392,040	$ 99,149,687

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Receivable from Brokers, Dealers and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31, 2001	March 31, 2001
Receivable:		
Securities failed to deliver	**$ 77,218,429**	$29,021,235
Due from clearing organizations	**780,899**	139,974
Securities borrowed	**27,056,050**	10,895,700
	$105,055,378	$40,056,909
Payable:		
Securities failed to receive	**$ 77,553,570**	$35,177,985
Due to clearing organizations	**569,400**	43,126
Securities loaned	**3,973,578**	3,788,189
	$ 82,096,548	$39,009,300

8. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2010, with options to renew certain of the leases for up to an additional five years. The office space leases contain escalation provisions. Total rental expense for the periods ended December 31, 2001, and March 31, 2001, was $15,598,159 and $12,438,364, respectively. Included in these totals are payments to related parties of $854,710 and $1,598,161, respectively.

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2002	$14,183,944
2003	14,103,715
2004	13,713,373
2005	11,710,087
2006	8,869,797
Thereafter	19,724,077
	$82,304,993

Future minimum rental commitments to related parties included in the amounts above total $10,373,875.

9. Commitments and Contingencies

At December 31, 2001 and March 31, 2001, the Company had pledged approximately $28,000,000 and $30,000,000, respectively, in customer-owned securities to cover customer margin requirements with a clearing organization.

The Company is named in various proceedings incidental to its securities business. While the ultimate resolution of pending litigation and claims cannot be predicted with certainty, based upon the information currently known, management is of the opinion that it has meritorious defenses and has instructed its counsel to vigorously defend such lawsuits and claims, and that liability, if any, resulting from all litigation will have no material adverse effect on the Company's results of operations or financial condition.

10. Income Taxes

For the period ended December 31, 2001, the Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. For the period ended March 31, 2001, the Company was included in the final consolidated federal income tax return of Morgan Keegan, Inc.

Significant components of the provision for income taxes for the periods ended December 31, 2001, and March 31, 2001, are as follows:

	April 1, 2001 to December 31, 2001	August 1, 2000 to March 31, 2001
Federal:		
Current	**$19,828,063**	$2,340,800
Deferred	**(300,000)**	3,000,000
	19,528,063	5,340,800
State	**1,900,000**	1,824,000
Income Tax Expense	**$21,428,063**	$7,164,800

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	April 1, 2001 to December 31, 2001		August 1, 2000 to March 31, 2001	
	Amount	**Percent**	**Amount**	**Percent**
Federal statutory rate applied to pretax earnings	**$20,622,714**	**35.0%**	$6,463,306	35.0%
State and local taxes, less federal income tax benefit	**1,235,000**	**2.1%**	1,185,000	6.4%
Nontaxable interest, less nondeductible interest expense	**(633,901)**	**(1.1)%**	(525,000)	(2.8)%
Other – net	**204,250**	**0.3%**	41,494	0.2%
	$21,428,063	**36.4%**	$7,164,800	38.8%

10. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31 and March 31, 2001, are as follows:

	December 31, 2001	March 31, 2001
Deferred tax assets		
Deferred compensation and restricted stock	**$ 7,715,000**	$ 9,780,000
Non-deductible reserves	**6,653,000**	4,351,000
Insurance and benefits	**677,000**	764,000
	$15,045,000	$14,895,000
Deferred tax liabilities		
Depreciation and related items	**$ 3,811,000**	$ 3,367,000
Other	**208,000**	202,000
	4,019,000	3,569,000
Net deferred tax assets	**$11,026,000**	$11,326,000

Net deferred tax assets are included in other assets on the Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and believes that the deferred tax assets will be more likely than not realized. Accordingly, no valuation allowance has been recorded.

11. Reverse Repurchase and Repurchase Agreements

The Company enters into sales of securities under agreements to repurchase with the obligation to repurchase the securities sold reflected as a liability in the statement of financial condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory.

The Company also enters into purchases of securities under agreements to resell (reverse repurchase agreements). The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the statement of financial condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $497,200,000 at December 31, 2001, and $542,000,000 at March 31, 2001.

12. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the periods ended December 31, 2001, and March 31, 2001, was $2,610,495 and $2,153,498, respectively.

Prior to the Merger, the Company granted restricted stock under a deferred compensation plan to attract and retain brokers. Restricted shares, which did not vest automatically at the date of the Merger, continue to amortize over the restriction period. Total expense related to restricted shares for the periods ended December 31, 2001, and March 31, 2001, was $1,350,000 and $3,600,000, respectively.

Under the same deferred compensation plan, the Company makes discretionary grants of restricted cash, which vest over the restriction period, generally five years. The Company expenses these grants ratably over the restriction period. Total expense related to these grants for the periods ended December 31, 2001, and March 31, 2001, was $1,600,281 and $1,300,008, respectively.

13. Regulatory Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2001, the Company had net capital of $156,924,344, which was 29% of its aggregate debit balances and $145,790,325 in excess of the 2% net capital requirement. At March 31, 2001, the Company's net capital was $121,240,209 in excess of the requirement.

14. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

14. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2001, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $27 million and $22 million, respectively. At March 31, 2001, the corresponding amounts were approximately $52 million and $68 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business. The Company does not participate in the trading of derivative securities for its own account.

SUPPLEMENTARY INFORMATION

Schedule I

Morgan Keegan & Company, Inc. and Subsidiaries

Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission

	December 31, 2001	**March 31, 2001**
Total stockholder's equity (from Statement of Financial Condition)	$338,967,466	$265,959,315
Deductions:		
Nonallowable assets:		
Memberships in exchanges, at cost	2,460,229	2,410,739
Furniture, equipment and leasehold improvements, less allowances for depreciation and amortization of $16,835,415 at December 31, 2001, and $12,518,161 at March 31, 2001	18,994,337	18,809,759
Dividends receivable outstanding longer than 30 days from the payable date	175,710	5,313
Aged fails to deliver	748,453	253,025
Unsecured customer debit balances	4,648,057	1,268,758
Other assets	72,810,224	59,515,217
Other deductions and/or charges	43,670,712	16,849,624
Securities not readily marketable	5,179,338	5,072,129
Net capital before haircuts on securities positions	190,280,406	161,774,751
Haircuts on securities positions:		
Corporate obligations	3,089,567	2,809,270
Contractual securities commitments	870,137	1,363,105
U.S. Government and agency obligations	13,293,181	14,069,733
State and municipal government obligations	13,203,739	6,446,909
Stocks	2,581,807	4,915,242
Options and other	317,631	56,839
Net capital	$156,924,344	$132,113,653
Aggregate debit items as shown in formula for reserve requirement	$556,700,968	$543,672,183
Minimum net capital required (greater of $1,000,000 or 2% of aggregate debit items)	$ 11,134,019	$ 10,873,444
Excess net capital	145,790,325	121,240,209
Net capital	$156,924,344	$132,113,653
Net capital in excess of		
4% of aggregate debit items	$134,656,306	$110,366,766
5% of aggregate debit items	$129,089,296	$104,930,044
Percentage of net capital to aggregate debit items	29%	24%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as amended, as of December 31, 2001, or March 31, 2001.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiaries

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

	December 31, 2001	March 31, 2001
Credit Balance		
Free credit balances and other credit balances in customers' security accounts	$ 941,977,755	$1,044,962,574
Monies borrowed collateralized by securities carried for the accounts of customers	20,818,175	19,650,295
Monies payable against customers' securities loaned	3,973,723	3,538,189
Customers' securities failed to receive	28,526,108	29,809,125
Credit balances in firm accounts which are attributable to principal sales to customers	6,060,000	4,988,000
Market value of stock dividends, stock splits or similar distributions receivable outstanding over 30 calendar days	197,899	113,252
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	196,943	253,388
Other	4,143,642	3,612,262
Total credit items	$1,005,894,245	$1,106,927,085
Debit Balances		
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 481,604,877	$ 492,295,261
Securities borrowed to cover short sales by customers	15,370,000	6,053,835
Failed to deliver of customers' securities not older than 30 calendar days	39,305,916	26,161,792
Margin required with Options Clearing Corporation	20,420,175	19,161,295
Aggregate debit items	556,700,968	543,672,183
Less 3%	16,701,029	16,310,165
Total debit items	539,999,939	527,362,018
Excess of credits over debits	$ 465,894,306	$ 579,565,067
Amount on deposit in special reserve bank account	$ 497,200,000	$ 542,000,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as amended, as of December 31, 2001, or March 31, 2001.

On April 3, 2001, the balance in the reserve account was $597,600,000, which was $18,034,933 in excess of the requirement. On January 3, 2002, the balance in the reserve account was $482,800,000, which was $16,905,694 in excess of the requirement.

Schedule III

Morgan Keegan & Company, Inc. and Subsidiaries

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

	December 31, 2001	**March 31, 2001**
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under *Rule 15c3-3)*	*None*	*None*
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" *as permitted under Rule 15c3-3)*	*None*	*None*